UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

BEASLEY BROADCAST GROUP, INC.

(Name of Issuer)

CLASS A COMMON STOCK, par value $0.001 per share

(Title of Class of Securities)

074014101 (CUSIP Number)

November 18, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 074014101	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James R. Nici
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

667,662[1]
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

667,662[1]
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

667,662
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.03%[2]
12	TYPE OF REPORTING PERSON*

IN

[1]	Includes an aggregate of 667,662 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 667,662 shares of Class B Common Stock held by the following trusts of which the Reporting Person is the sole trustee: (1) 133,522 shares of Class B Common Stock held by George G. Beasley Trust f/b/o Barbara Caroline Beasley u/a/d 11/18/02; (2) 133,522 shares of Class B Common Stock held by George G. Beasley Trust f/b/o Bradley C. Beasley u/a/d 11/18/02; (3) 133,522 shares of Class B Common Stock held by George G. Beasley Trust f/b/o Brian E. Beasley u/a/d 11/18/02; (4) 133,522 shares of Class B Common Stock held by George G. Beasley Trust f/b/o Bruce G. Beasley u/a/d 11/18/02; and (5) 133,522 shares of Class B Common Stock held by George G. Beasley Trust f/b/o Robert E. Beasley u/a/d 11/18/02.
[2]	The percentage of the Issuer’s Class A Common Stock beneficially owned by the Reporting Person is based on 8,316,600 of Class A Common Stock outstanding, consisting of (i) 7,648,938 shares of Class A Common Stock outstanding as of March 6, 2006 and (ii) 667,662 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 667,662 shares of Class B Common Stock held by the following trusts of which the Reporting Person is the sole trustee: (1) 133,522 shares of Class B Common Stock held by George G. Beasley Trust f/b/o Barbara Caroline Beasley u/a/d 11/18/02; (2) 133,522 shares of Class B Common Stock held by George G. Beasley Trust f/b/o Bradley C. Beasley u/a/d 11/18/02; (3) 133,522 shares of Class B Common Stock held by George G. Beasley Trust f/b/o Brian E. Beasley u/a/d 11/18/02; (4) 133,522 shares of Class B Common Stock held by George G. Beasley Trust f/b/o Bruce G. Beasley u/a/d 11/18/02; and (5) 133,522 shares of Class B Common Stock held by George G. Beasley Trust f/b/o Robert E. Beasley u/a/d 11/18/02.

Page 2 of 5 pages

Item 1	(a).	Name of Issuer

Beasley Broadcast Group, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

3033 Riviera Drive, Suite 200, Naples, Florida 34103

Item 2	(a).	Name of Person Filing:

James R. Nici

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

1185 Immokalee Road, Suite 110, Naples, Florida 34110

Item 2	(c).	Citizenship:

United States

Item 2	(d).	Title of Class of Securities:

Class A Common Stock, par value $0.001 per share

Item 2	(e).	CUSIP Number:

074014101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable

Page 3 of 5 pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

667,662

(b) Percent of class:

8.03%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

667,662

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

667,662

(iv) Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 15, 2006 (Date)

/s/ James R. Nici (Signature)

James R. Nici (Name/Title)

Page 5 of 5 pages